Exhibit 99.12

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2010 (the “Form 40-F”), I, Marco Antonio Alfaro Sironvalle, MAusIMM, Corporate Manager, Reserves of Yamana (formerly with Metalica Consultores S.A.), hereby consent to the use of my name in connection with the reference to the mineral resource estimates for the C-1 Santa Luz Project and the Pilar Project, and the mineral reserve estimates for the El Peñón Mine and Minera Florida Mine as at December 31, 2010 (the “Estimates”) and to the inclusion of references to and summaries of the Estimates (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana’s Registration Statement on Form F-10 (File No. 333-158343) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

YAMANA GOLD INC.

By:	/s/ Marco Antonio Alfaro Sironvalle
Name:	Marco Antonio Alfaro Sironvalle
Title:	Corporate Manager, Reserves

Date: March 31, 2011